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                                                                   Exhibit 99.1


November 14, 1997


Dear Falcon Building Products, Inc. Bondholders:

A copy of the Falcon Building Products, Inc (the "Company") Form 10-Q is enclosed. The financial statements for the nine months ended September 30, 1997, reflect the effects of the Merger of the Company with FBP Acquisition Corp., a newly formed company controlled by Investcorp S.A. and certain affiliates, on June 17, 1997, and the related financings. The Merger has been accounted for as a recapitalization, thus the historical basis of the assets and liabilities of the Company were not affected. A summary of the unaudited financial results follows (dollars in millions):


                                                                    PERIODS ENDED SEPTEMBER 30
                                                                 1997                        1996
                                                        ---------------------         ---------------------
                                                                        NINE                          NINE
                                                        QUARTER        MONTHS         QUARTER        MONTHS
                                                        -------        ------         -------        ------

Net sales                                               $172.7         $528.6         $162.7         $475.4
Operating income before recapitalization
 expenses                                                 12.2           45.2           15.7           43.2
Net interest expense (a)                                  10.1           16.5            2.6            7.8
Cash interest expense                                      7.4           13.4            2.6            7.8
EBITDA (b)                                                16.7           57.6           19.5           54.8
EBITDA - for the four quarters ended                      78.0            _             70.1            _
Ratio of EBITDA to interest expense (a)(d)                 1.7 x
Ratio of EBITDA to cash interest expense(d)                2.3 x
Leverage Ratios: (c)(d)
 Senior debt to EBITDA                                     1.7 x
 Total debt to EBITDA                                      4.9 x

(a)  Excludes amortization of debt issuance costs.

(b) EBITDA represents earnings before recapitalization expenses, interest expense, income tax expense, and depreciation and amortization expense. EBITDA is presented as management believes it provides useful information regarding a company's ability to incur and/or service debt. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principals, or as a measure of a company's profitability or liquidity.

(c) Senior debt and total debt is net of unencumbered cash. Ratios are calculated using EBITDA for the four quarters ended September 30, 1997.

(d) Ratios have not been provided for the nine-month period ended September 1997 or for the 1996 periods due to non-comparability of information due to the Merger and recapitalization financing in June 1997.

For the quarter ended September 30, 1997, sales increased $10 million to $172.7 million, or 6% over the third quarter of 1996, while sales for the nine months ended September 30, 1997, increased $53.2 million or 11.2% over the 1996 period. Significant growth in the Company's pressure washer products contributed incremental sales volume of $13.3 million and $47.9 million

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during the three and nine months ended September 1997, respectively.  The
Company also benefited from increased compressor sales during 1997 for both the three and nine-month periods, compared to 1996. These sales gains have been primarily the result of additional penetration at home improvement centers including Lowes, Sam's Club, Home Depot and Wal-Mart. Generator sales, which are significantly influenced by storm activity, have lagged 1996 sales levels for the three and nine-month periods, as the country has not experienced the same level of damage from severe weather as last year.

Sales of the Company's products are dependent on the level of new home construction, repair and replacement, and, to a lesser degree, commercial construction. While annualized new housing start data has shown significant fluctuations on a month to month basis, average annualized housing starts are down approximately 2% for the three and nine month periods ended September 1997 compared with 1996. Sales of the Company's Air Distribution Accessories for the current quarter and year-to-date are slightly below the levels achieved in the 1996 periods due primarily to competitive pressure for flexible duct product, partially offset by improved orders for commercial products. The Company's extensive wholesale network has reported slow to steady sales activity reflecting flat demand as a result of moderate national temperatures during the air conditioning season. Sales of the Company's Plumbing Fixtures increased $1.4 million and $2.5 million for the quarter and nine-month period in 1997, respectively, compared to 1996 results, reflecting continued gains in penetrating the retail market including new product introductions. Offsetting these sales gains have been anticipated price declines in certain ultra low flush products.

EBITDA and EBITDA margins of $16.7 million and 9.7%, respectively, for the third quarter of 1997 have decreased from 1996 levels of $19.5 million and 12.0%, respectively. While EBITDA for the nine months ended September 30, 1997 increased $2.7 million to $57.5 million over 1996 results, year-to-date EBITDA margins decreased from 11.5% in 1996 to 10.9% in 1997. The overall product mix has significantly affected consolidated operating margins as pressure washers, which provide margins below other Air Power Product lines, have become a larger component of consolidated sales. The 11% and 23% year-to-date growth in consolidated sales and sales of Air Power Products, respectively, have required increased marketing, administrative and engineering expenditures. While the Company has experienced significant growth in the sales of its pressure washer products during 1997, this growth has been accompanied by a significant increase in product returns by consumers to our retail customers who, under our current sales terms, return these products to Falcon. Significant returns are an industry issue since many of these returns have no product defects. We are working with our retail customers to eliminate non-defective product returns through increased consumer education, including improving product manuals, and by revising current sales terms to our retail customers. Costs related to returns have increased $2.2 million and $5.7 million for the three and nine-month periods in 1997 over last year. Additionally, operating earnings and margins were impacted by certain manufacturing inefficiencies incurred in producing certain lower volume plumbing products. New process controls and capital have been employed to address these inefficiencies.

The consolidated statement of income reflects an increased level of interest expense for the current quarter and year-to-date over the 1996 periods due to the merger financings entered into

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in June 1997.  The ratios of interest expense and net funded indebtedness to
EBITDA at September 30, 1997 are consistent with proforma financial data presented in our public filings associated with the exchange offer for our subordinated debt.

The Company continues to have significant liquidity to fund operations and make new investments. At September 30, 1997, the Company had $44.7 million of unrestricted cash and $112.5 million of borrowing availability under its revolving credit facility.

Our business strategy continues to focus on strengthening the Company's market leadership positions through domestic and international market expansion, new products and product line extensions, expansion of our distribution network, and strategic and complementary acquisitions. We continue to work on and evaluate a number of projects and acquisition candidates to expand our product offerings, customers and geographic base.

We thank you for your continued support and confidence.





William K. Hall
Chairman, President & Chief
  Executive Officer

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